Exhibit (a)(5)(D)
JAKKS Pacific Announces Final Results of its Self-Tender Offer

MALIBU, Calif., July 3, 2012–JAKKS Pacific, Inc. (NASDAQ: JAKK) (the "Company") today announced the final results of its self-tender offer, which expired at midnight, New York City time, on June 27, 2012.

Based on the final count by the depositary for the self-tender offer, a total of 20,710,940 shares of common stock were validly tendered.  The Company has accepted for payment approximately 17.3% of the shares tendered by each tendering stockholder, after giving effect to the purchase of all shares validly tendered by odd lot holders.  As such, the Company has accepted for payment an aggregate of 4,000,000 shares at a purchase price of $20.00 per share, for a total purchase price of $80,000,000, excluding fees and expenses related to the self-tender offer.  The 4,000,000 shares the Company has accepted for payment in the self-tender offer represent approximately 15.4% of the Company’s shares outstanding as of May 24, 2012.

BofA Merrill Lynch served as dealer manager, Innisfree M&A Incorporated served as information agent and Computershare Trust Company, N.A. served as depositary for the self-tender offer.

About JAKKS Pacific, Inc.

JAKKS Pacific, Inc. (NASDAQ: JAKK) is a leading designer and marketer of toys and consumer products with a wide range of products that feature popular brands and children's toy licenses.  JAKKS’ diverse portfolio includes Action Figures, Electronics, Dolls, Dress-Up, Role Play, Halloween Costumes, Kids Furniture, Vehicles, Plush, Art Activity Kits, Seasonal Products, Infant/Pre-School, Construction Toys, Ride-On Vehicles, Wagons, Inflatable Environments and Tents, and Pet Toys sold under various proprietary brands including JAKKS Pacific®, Creative Designs International™, Road Champs®, Funnoodle®, JAKKS Pets™, Plug It In & Play TV Games™, Kids Only!™, Tollytots®, Disguise® and Moose Mountain®. JAKKS is an award-winning licensee of several hundred nationally and internationally known trademarks including Nickelodeon®, Warner Bros.®, Ultimate Fighting Championship®, Hello Kitty®, Graco®, Cabbage Patch Kids® and Pokémon®. JAKKS’ Monsuno™ toy line is based on the new Monsuno™ animated television series.
www.jakks.com

This press release may contain "forward-looking statements" that are based on current expectations, estimates and projections about JAKKS Pacific's business based partly on assumptions made by its management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such statements due to numerous factors, including, but not limited to, those described above, changes in demand for JAKKS' products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing, and difficulties with integrating acquired businesses.

Additional risks that may affect the Company's future performance are detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. The forward-looking statements contained herein speak only as of the date on which they are made, and JAKKS undertakes no obligation to update any of them to reflect events or circumstances after the date of this release.

Contact:

JAKKS Pacific, Inc.
Joel Bennett
(310) 455-6210